[McMoRan Letterhead]

May 19, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549-0405 Attention: Mellissa C. Duru James Murphy Tangela Richter H. Roger Schwall

Re: McMoRan Exploration Co.
Form S-3 filed April 19, 2005
File No. 333-121779
Form 10-K for the fiscal year ended December 31, 2004, filed March 15, 2005
Response Letter dated May 5, 2005

Ladies and Gentlemen:

On behalf of McMoRan Exploration Co. (“McMoRan”), we are submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by facsimile on May 11, 2005, with respect to our previous response letter to you dated May 5, 2005, regarding our Form 10-K for the fiscal year ended December 31, 2004. We have reproduced below the full text of the Staff’s comment in italics, which is followed by our response. We also note that our response reflects the points that we discussed with Mr. James Murphy of the Staff in a telephone conference on May 13, 2005.

Form 10-K as of December 31, 2004, filed on March 15, 2005

Supplementary Oil and Gas Information

Standardized Measure of Discounted Future Net Cash Flows

Comment 1: In regards to your response number 1 of your letter dated May 5, 2005, please indicate specifically what portion of your oil and gas producing activities suffered the tax losses. Specifically name the properties and the reason these properties incurred the tax losses. We note that several years ago you were engaged in activities for the recovery and processing of sulfur. Please name the properties that these operations were conducted on and confirm that the tax loss carryovers are unrelated to these operations.

Response 1: Our Company’s business activities previously included both oil and gas and sulphur operations. We ceased our sulphur mining operations in August 2000 and sold all our remaining sulphur transportation and marketing business operations in June 2002.

Our oil and gas operations have consisted of exploration, development and production activities, primarily offshore in the Gulf of Mexico. Our former sulphur operations consisted of the transportation, terminaling, processing and marketing of sulphur produced from our offshore sulphur mines and sulphur purchased from third-party recovered sulphur producers involved in crude oil refining and oil and gas processing. As described further below, our oil and gas operations and our former sulphur operations have always been separate, distinguishable business segments.

•
Our oil and gas operations do not produce sulphur other than incidental volumes associated with oil and gas production and our former sulphur operations did not include the exploration, development or production of oil and gas. Oil produced at Main Pass Block 299, the location of our former sulphur mine, was included in our oil and gas operations for segment reporting purposes.

•
In addition to accounting for our oil and gas operations and our former sulphur operations as separate, distinguishable business segments, we have also for income tax purposes separately distinguished between the net operating loss and other tax credit carryforwards attributable to our oil and gas operations and to our former sulphur operations. At December 31, 2004, our tax loss carryforwards and future tax deductions in excess of book basis were as follows (in millions):

Oil and Gas	$327.6
Sulphur	258.6
Total	$586.2

•
The above amounts from our oil and gas operations primarily reflect drilling and related leasehold costs associated with nonproductive exploratory wells, as well as a portion of our drilling costs related to our productive wells (intangible well drilling costs, which are amortized over a time-frame in accordance with tax regulations), relating to oil and gas operations on various properties since our McMoRan’s inception.

•
Our sulphur mining operations were conducted at various times at (1) Main Pass Block 299 located in federal waters of the Gulf of Mexico; (2) Caminada, Grand Ecaille, Grand Isle and other mines located on-shore or off-shore Louisiana; and (3) the Culberson mine located in west Texas.

_________________________

McMoRan represents to the Commission and its Staff that McMoRan is responsible for the adequacy and accuracy of the disclosure in its filings. McMoRan further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, McMoRan will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please call me at your earliest convenience at (504) 582-1812.

Sincerely,
/s/ Nancy D. Parmelee
Nancy D. Parmelee
Senior Vice President, Chief Financial
Officer & Secretary

cc:          Douglas N. Currault II
Kathleen L. Quirk
C. Donald Whitmire, Jr.